SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS NET REVENUE OF R$8.0 BILLION, EBITDA OF R$2.2 BILLION, EBITDA MARGIN OF 28% AND

NET INCOME OF R$644 MILLION WITHOUT THE RECLASSIFICATION OF AVAILABLE-FOR-SALE INVESTMENT IN THE 1H12

São Paulo, August 14, 2012

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the second quarter of 2012 (2Q12), which are denominated in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010.

The comments herein refer to the Company’s consolidated results and comparisons refer to the first quarter of 2012 (1Q12) and second quarter of 2011 (2Q11), unless otherwise stated. The Real/US Dollar exchange rate on June 29, 2012  was R$2.021.

Executive Summary

Consolidated Highlights	2Q12	1Q12	2Q11	2Q12 x 1Q12 (Change)	2Q12 x 2Q11 (Change)
Net Revenue (R$ MM)	4,137	3,896	4,323	6%	-4%
Gross Profit (R$ MM)	1,156	1,143	1,836	1%	-37%
Adjusted EBITDA (R$ MM)	1,120	1,113	1,773	1%	-37%
Adjusted EBITDA Margin (%)	27%	29%	41%	- 2 p.p.	- 14 p.p.
Total Sales (thousand t)
- Steel	1,412	1,322	1,300	7%	9%
- Domestic Market	74%	78%	86%	- 4 p.p.	- 12 p.p.
- Overseas Subsidiaries	23%	20%	10%	3 p.p.	13 p.p.
- Export	3%	2%	4%	1 p.p.	-1 p.p.
- Iron Ore[1]	6,099	6,691	6,743	-9%	-10%
- Domestic Market	3%	3%	7%	-	- 4 p.p.
- Export	97%	97%	93%	-	4 p.p.
Net Debt (R$ MM)	15,605	14,266	11,308	9%	38%
Net Debt/Adjusted EBITDA[2]	2.89x	2.36x	1.72x	0.53x	1.17x
Cash Position	13,690	14,144	11,685	-3%	17%
(1) Sales volumes include 100% of NAMISA sales
(2) Adjusted EBITDA for the last 12 months

At the close of 1H12

•    BM&Fbovespa: CSNA3 R$11.38/share

•    NYSE: SID US$5.67/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,457,970,108

•    Appreciation of share (CSNA3): -20%

•    Appreciation of ADR (SID): -27%

•    Market Cap: R$16.6 billion/US$8.3 billion

Investor Relations Team

 - IR Executive Officer: David Salama - (+55 11) 3049-7588

- IR Manager: Claudio Pontes - (+55 11) 3049-7592

- Specialist:  Fernando Campos – (+55 11) 3049-7591

- Specialist:  Kate Murano - (+55 11) 3049-7585

- Analyst: Stephan Szolimowski – (+55 11) 3049-7593

- Trainee:  Ana Troster - (+55 11) 3049-7526

invrel@csn.com.br

1

Economic Scenario

The outlook for the global economy remains of low growth, basically due to the prolongation of the European crisis, the economic slowdown in the emerging countries, including China,  and a  slower recovery in the United States. This deterioration in the economic global scenario led to a decline in commodity prices and weaker international trade, resulting in higher financial market volatility worldwide and increased risk aversion.

The International Monetary Fund (IMF) expects global economic growth of 3.5% this year, less than the 3.9% recorded in 2011.

USA

U.S. GDP growth came to 1.5% in 2Q12, versus 1.9% in 1Q12, with a 1.5% increase in personal consumption expenses and a 5.3% upturn in exports.

According to the FED, industrial production climbed by 1.4% in the second quarter, led by vehicle and auto parts output, which increased by 18.2%. Manufacturing Purchasing Managers Index (PMI) reached 49.8 points in July, in line with the previous month.

The FED’s Beige Book for July reported a level of activity between modest and moderate in all 12 districts. The country posted an external trade deficit of US$48.7 billion in May, less than the US$50.6 billion recorded in April.

FED’s forecast for annual GDP has deteriorated since April and it now expects a growth ranging from 1.9% to 2.4%, versus the previous 2.4% to 2.9%, accompanied by inflation from 1.2% to 1.7% and an unemployment rate from 8.0% to 8.2%.

Europe

The European crisis is currently the biggest challenge for the global economy, with all the uncertainties regarding the situation in Greece and fears that Spain as whole, and not just its banking sector, will require assistance. Although the leading Eurozone countries have approved a rescue package of up to €100 billion for the Spanish banks, the prevailing worries have not dissipated. In addition to Valencia, another six autonomous regions should seek help from the central government to finance their debts and the Spanish Central Bank expects a further 0.4% decline in economic activity in 2Q12.

Moody´s Investors Service downgraded Germany, the Netherlands and Luxemburg from a stable to a negative rating outlook due to growing uncertainty surrounding the debt crisis and increased fears of Greek insolvency and the country’s possible exit from the Eurozone. The agency also stated that the German banking system is vulnerable to any worsening of the economic scenario in the Eurozone.

The measures announced at the European Summit can contribute towards the development of an independent banking union. The creation of single supervision system for Eurozone banks, called the European Stability Mechanism, will allow banks to be recapitalized directly.

Preliminary figures point to a 0.7% retraction in UK GDP in 2Q12, the third successive quarterly decline and the biggest retraction since 2009. The construction industry was chiefly responsible for this decline, although the production and services sectors also  presented fragility. The Bank of England has cut its growth forecast to close to zero in 2012.

The Eurozone manufacturing PMI reached 44.0 points in July, less than the 45.1 recorded in June and the lowest figure for 37 months. The only country to record a modest upturn was Ireland, with 53.9 points.  Nevertheless, industrial production fell by 0.6% in June over May.

Average unemployment in June remained at 11%, the same level recorded in May and equivalent to 17.8 million people out of work. Germany had one of the lowest rates (5.4%), while Spain was the most affected country in the region, with 24.8%. In June, annualized inflation reached 2.4%, flat when compared to May.

2

According to Eurostat, Eurozone GDP in 2Q12 fell by 0.2% over the previous quarter. For 2012, the European Central Bank forecasts a variation of Eurozone GDP between -0.5% to 0.3%.

Asia

The Chinese economy continues to present important expansion, although at lower rates. GDP growth  was 7.6% in the second quarter, versus 8.1% in 1Q12, closing the first half at 7.8%. The Chinese Central Bank expects annual GDP growth of 7.5% in 2012, versus actual growth of 9.2% in 2011.

Manufacturing PMI in China reached 49.3 points in July, higher than the 48.2 recorded in June. Even though industrial production posted annualized growth of 10.5% in the first half of the year, there was a slowdown in 2Q12, whose 9.5% upturn was below the 11.4% recorded in 1Q12. Retail sales increased by 14.4% in the first six months of 2012.

Annualized inflation fell to 2.2% in June from 3.0% in May, giving a first-half average of 3.3%.

In Japan, the Central Bank’s Regional Economic Report, published in July, pointed to an upturn in economic activity. For 2012, the IMF estimates Japanese GDP growth of 2.4%.

Brazil

The outlook for Brazil’s economy is less positive than previously expected due to the deterioration of the global economy, which had a negative impact on business expectations, investments and credit. According to the Central Bank’s latest FOCUS report, GDP should record growth of 1.81% in 2012, below the 3.3% expected at the beginning of the year, although the IMF is more optimistic, estimating a 2.5% growth.

According to the IBGE (Brazilian Institute of Geography and Statistics), 1Q12 GDP edged up by only 0.2% over 4Q11, chiefly due to weaker industrial activity and lower household consumption growth.

Industrial production fell by 3.8% year-on-year in the first half of the year, with all use categories recording negative performance. Following three successive months of decline, industrial production in June increased by 0.2% over May.

June’s consumer confidence index (ICC) of 123.5 points, measured by the Getulio Vargas Foundation (FGV), fell by 2.8% in relation to the 127.1 points recorded in May.

On the other hand, first-half exports posted the second-best result for the period, reaching US$117 billion, while imports also set a new record of US$110 billion, 4.6% up year-on-year, giving a period trade surplus of US$7.1 billion.

In June, inflation measured by the IPCA consumer price index edged up by 0.08%, impacted by the reduction in IPI (federal VAT) on vehicle prices as of May. In the first half, the index stood at 2.32%, below the 3.87% posted in the same period of 2011.

The Selic base rate, defined by the Monetary Policy Committee (COPOM), began 2012 at 11.00%, gradually being reduced until reaching 8.00% in mid-July, the lowest figure since 1997.

The banking system’s stock of credit totaled R$2.1 trillion in May, 1.7% up on the previous month and equivalent to 50.1% of GDP. Consumer default in the first semester of the year moved up by 19.1% year-on-year.

Also in the first half of 2012, the real depreciated by 7.2% against the U.S. dollar, reaching an exchange rate of R$2.02 on June 29, while foreign reserves closed June at US$373 billion.

3

Macroeconomic Projections

	2012	2013
IPCA (%)	5.11	5.50
Commercial dollar (final) – R$	2.00	2.00
SELIC (final - %)	7.25	8.50
GDP (%)	1.81	4.00
Industrial Production (%)	-1.00	4.30
Source: FOCUS BACEN Base: August 10, 2012

Net Revenue

CSN recorded consolidated net revenue of R$4,137 million in 2Q12, 6% up on 1Q12, chiefly due to the increase in revenue from the steel business through its German subsidiary, SWT, whose results were fully consolidated in the second quarter, therefore increasing sales volume.

Cost of goods sold (COGS)

In 2Q12, consolidated COGS reached R$2,981 million, 8% up on the previous quarter, chiefly due to higher steel sales, partially offset by the lower volume sold in mining segment.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$327 million in the second quarter, 4% more than in 1Q12, chiefly due to higher administrative provisions.

The “Other Operating Expenses” line was negative by R$2,283 million in 2Q12, versus a negative R$112 million in 1Q12, essentially due to the reclassification of CSN’s accumulated losses from its investments in Usiminas’ common (USIM3) and preferred (USIM5) shares, which were previously booked under other comprehensive income line in Shareholders’ Equity, in the total of R$1,599 million net of taxes, to the income statement, with the amount of R$2,023 million being booked under other operating expenses and R$423 million under deferred taxes.

Based on the prevailing legal and accounting rules, as well as on the Company’s investment policy,  management perceived evidence of significant reduction in its investment in Usiminas' shares on June 30, 2012 and consequently decided on its accounting reclassification.

This reclassification had no impact on the Company’s cash flow.

EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,120 million in 2Q12, 1% up on the R$1,113 million recorded in 1Q12, while the adjusted EBITDA margin reached 27%, down by 2 p.p. over 1Q12.

4

Financial Result and Net Debt

The 2Q12 net financial result was negative by R$318 million, chiefly due to the following factors:

▪  Interest on loans and financing totaling R$581 million;

▪  Expenses of R$43 million with monetary restatement of tax installments;

▪  Other financial expenses totaling R$28 million.

These negative effects were partially offset by:

▪  Monetary and exchange variations totaling R$269 million;

▪  Returns on financial investments of R$65 million.

On June 30, 2012, consolidated net debt stood at R$15.6 billion, R$1.3 billion more than the R$14.3 billion recorded on March 31, 2012, essentially due to the following factors:

▪  Payment of R$1.2 billion in dividends;

▪  Investments of R$0.7 billion in fixed assets;

▪  A R$0.6 billion effect from disbursements related to debt charges;

▪  Other effects which increased net debt by R$0.1 billion.

These effects were partially offset by 2Q12 adjusted EBITDA of R$1.1 billion and the R$0.2 billion reduction in working capital.

The net debt/EBITDA ratio closed the second quarter at 2.89x, based on LTM adjusted EBITDA.

Consolidated Net Income

CSN posted a consolidated net loss of R$1.0 billion in 2Q12, basically due to the accounting reclassification described under “Other Operating Expenses”. Excluding these effects, which had no cash impact, the Company would have recorded net income of R$551 million.

Capex

CSN invested R$775 million in 2Q12, R$365 million of which in subsidiaries or joint subsidiaries, allocated as follows:

✓  Transnordestina Logística: R$259 million;

✓  MRS Logística: R$65 million.

5

The remaining R$410 million went to the parent company, mostly in the following projects:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$97 million;

✓  Construction of the long steel plant: R$137 million;

✓  Current investments: R$53 million.

Working Capital

Working capital closed 2Q12 at R$2,301 million, R$195 million down on the end-of-March balance, chiefly  reflecting the improved management of the Company’s receivables and payables. Comparing to the close of 1Q12, the average receivables period narrowed by three days, while the average supplier payment period increased by four days and the average inventory turnover period fell by three days, improving the cash conversion cycle by 10 days.

WORKING CAPITAL (R$ MM)	1Q12	2Q12	Change 2Q12 x 1Q12
Assets	4,424	4,372	(52)
Accounts Receivable	1,787	1,657	(130)
Inventory (*)	2,627	2,648	21
Advances to Taxes	10	67	57
Liabilities	1,928	2,071	143
Suppliers	1,335	1,517	182
Salaries and Social Contribution	202	231	29
Taxes Payable	357	294	(63)
Advances from Clients	34	29	(5)
Working Capital	2,496	2,301	(195)

TURNOVER RATIO Average Periods	1Q12	2Q12	Change 2Q12 x 1Q12
Receivables	34	31	(3)
Supplier Payment	44	48	4
Inventory Turnover	87	84	(3)
Cash Conversion Cycle	77	67	(10)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

6

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net revenue by segment (R$ million)

Adjusted EBITDA by segment (R$ million)

7

The Company’s consolidated results by business segment are presented below:

R$ million								2Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	2,652	1,143	35	263	57	94	(107)	4,137
Domestic Market	1,968	187	35	263	57	94	(107)	2,497
Foreign Market	684	956	-	-	-	-	-	1,640
Cost of Goods Sold	(2,234)	(535)	(20)	(183)	(33)	(79)	104	(2,981)
Gross Profit	418	608	15	80	24	15	(4)	1,156
Selling, General and Administrative Exp	(136)	(48)	(5)	(24)	(5)	(18)	(90)	(327)
Depreciation	190	47	2	33	4	8	8	291
Adjusted EBITDA	471	607	12	88	23	6	(86)	1,120
Adjusted EBITDA Margin	18%	53%	33%	34%	40%	6%		27%

R$ million								1Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations /Corporate	Consolidated
Net Revenue	2,399	1,194	33	248	55	87	(120)	3,896
Domestic Market	1,935	144	33	248	55	87	(120)	2,382
Foreign Market	464	1,050	-	-	-	-	-	1,514
Cost of Goods Sold	(2,006)	(574)	(20)	(175)	(32)	(65)	120	(2,753)
Gross Profit	393	620	13	73	22	21	0	1,143
Selling, General and Administrative Exp	(116)	(76)	(5)	(22)	(6)	(19)	(72)	(315)
Depreciation	188	46	2	36	4	5	3	285
Adjusted EBITDA	466	590	9	88	21	8	(68)	1,113
Adjusted EBITDA Margin	19%	49%	28%	35%	39%	9%		29%

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 767 million tonnes in the first half, 1% up on the same period last year, with China, responsible for 356 million tonnes, recording a similar growth rate. Existing global capacity use also increased slightly, inching up from 79.7% in May to 80.4% in June.

The WSA expects apparent steel consumption to increase by 3.6% in 2012, to 1.4 billion tonnes. For China, it expects growth of 4%, with apparent consumption of 649 million tonnes.

According to the Brazilian Steel Institute (IABr), domestic production in 2Q12 totaled 8.7 million tonnes of crude steel, stable over the previous quarter, and 3.9 million tonnes of rolled flat steel, up by 18% in the same period. Crude steel output reached 17.4 million tonnes in the first half, a reduction of 2.5% year-on-year.

The institute has lowered its annual forecast for 2012 and now expects crude steel output of around 36 million tonnes, versus its end-of-2011 estimate of 37.5 million, equivalent to annual growth of 2.2%.

Second-quarter domestic flat steel sales totaled 2.9 million tonnes, 4% more than in 1Q12, while exports totaled 0.5 million tonnes, up by 68%. First-half domestic sales of flat steel amounted to 5.7 million tonnes, with exports of 0.8 million tonnes, 3% and 36% down, respectively, on 1H11.

Apparent consumption of flat steel totaled 3.3 million tonnes in the second quarter, virtually flat over the 1Q12 figure, and 6.8 million tonnes in the first half, 1% down year-on-year.

Second-quarter flat steel imports came to 0.5 million tonnes, 19% less than in 1Q12, while first-half imports totaled 1.1 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 815,000 units in 2Q12, 10% up on 1Q12, and 1.55 million in the first half of the year, 9.4% less than in 1H11.

8

Vehicle sales totaled 898 thousand units in 2Q12, 10% more than in the previous quarter, and 1.72 million units in the first half, 1.2% down year-on-year. Exports fell by 9% in 2Q12 over 1Q12, to 111 thousand units, leading to a reduction of 12.2% in 1H12 over 1H11.

Given prospects of reduced GDP growth in 2012, FENABRAVE (the Vehicle Distributors’ Association) has revised its auto market estimates and now expects annual sales of around 3.6 million units, including cars, light commercial vehicles, trucks and buses, a slight 0.5% reduction over 2011.

ANFAVEA, on the other hand, is maintaining its annual vehicle licensing growth estimate at between 4% and 5%, based on increased sales in June, influenced by the IPI tax reduction.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of construction materials increased by 2.6% year-on-year in the first half of the year.

The annual real construction material revenue growth forecast was revised downwards in June, from 4.5% to 3.4%, while sales of materials such as cement and rebars are expected to grow by 3.0%, less than the previous 4.0% estimate, due to weaker retail sales and the construction segment slowdown in 1Q12. Retail sales were impacted by the postponement of purchases by final consumers in the expectation of lower interest rates.  Despite the reduced forecasts, however, revenue should still exceed the R$112 billion recorded in 2011.

Home Appliances

The federal government has extended the reduction in IPI (federal VAT) on white goods (refrigerators, washing machines and stoves) announced in December until the end of August, in order to encourage the national industry.

According to Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association), appliance sales recorded a year-on-year upturn in 1H12, with refrigerator, washing machine and stove sales climbing by 12%, 10% and 13%, respectively.

Also according to Eletros, the sector should post annual growth of between 10% and 15%.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled approximately 2.2 million tonnes in 1H12, 2.8% more than in 1H11, while purchases by the associated network totaled 2.13 million tonnes, 1.1% more than in 1H11. As a result, inventories at the end of 1H12 were 19.7% lower than in 1H11, while inventory turnover was 2.8 months of sales, within normal historical parameters.

For 2012, INDA estimates annual growth of around 6% in distributors’ sales over the 4.3 million tonnes sold in 2011.

Consolidated Sales Volume

CSN sold 1.4 million tonnes of steel products in 2Q12, 7% more than in 1Q12.  Of this total, 74% was sold in the domestic market, 23% by overseas subsidiaries and 3% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.0 million tonnes, in line with the 1Q12 figure.

Foreign Sales Volume

Foreign steel product sales totaled 372 thousand tonnes in 2Q12, 30% up on the previous quarter. Of this total, the Company’s overseas subsidiaries sold 327 thousand tonnes, with SWT alone accounting for 210 thousand tonnes. On the other hand, direct exports totaled 45 thousand tonnes.

Prices

Net revenue per tonne averaged R$1,814 in 2Q12, stable when compared to the R$1,806 recorded in 1Q12.

9

Consolidated Net Revenue

Net revenue from steel operations totaled R$2,652 million in the second quarter, an 11% improvement over 1Q12, chiefly due to SWT, whose results were fully consolidated in 2Q12, pushing up sales volume.

Consolidated cost of goods sold (COGS)

Steel segment COGS was R$2,234 million in 2Q12, 11% up on the 1Q12 figure, mainly because of the upturn in sales volume.

Consolidated Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$471 million in 2Q12, 1% up on the R$466 million recorded in 1Q12, basically due to the effects described above, accompanied by an adjusted EBITDA margin of 18%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in 2Q12, the same volume produced in 1Q12, while rolled flat steel production totaled 1.2 million tonnes, up by 4%.

Production (in thousand t)	2Q11	1Q12	2Q12	Change
				2Q12 x 2Q11	2Q12 x 1Q12
Crude Steel	1,243	1,200	1,213	-2%	1%
Total Rolled Products	1,212	1,114	1,164	-4%	4%

Production Costs (Parent Company)

In 2Q12, the Presidente Vargas Steelworks’ total production costs came to R$1,559 million, 2% less than the R$1,597 million reported in 1Q12, due to:

Raw Materials: reduction of R$60 million, primarily related to the following inputs:

- Coal: decline of R$55 million due to lower acquisition costs.

- Other raw materials: reduction of R$5 million.

Labor: increase of R$7 million.

Other production costs: upturn of R$11 million.

Depreciation: increase of R$4 million.

10

Mining

Scenario

Global industrial production increased at a reduced pace throughout 2Q12, with emphasis on Chinese GDP growth slowdown which reached 7.6%. Global steel output began to decline as of March, but remained at high levels.

First-half Chinese iron ore imports increased by 10% over 1H11 to 367 million tonnes, since high-cost Chinese producers were keeping output low.

As a result, iron ore prices and the product quality premium have been declining gradually. The 62% CFR China iron ore price has fallen by 22% since March, closing July at US$117.50/dmt. The 1% Fe quality premium ended the same month at US$2.60/t, down from high levels of US$5.50/6.00/t in 2011.

Current prices should be tested as minimum levels, given that they make most Chinese production impractical.

The Chinese authorities have been introducing various measures to stimulate the economy, especially in regard to credit, and the first positive results are becoming apparent in the infrastructure and low-cost housing sectors.

Iron ore sales

In 2Q12, sales of finished iron ore products totaled 6.1 million tonnes1, 9% less than in 1Q12. Of total sales, exports accounted for 5.9 million tonnes, with 3.8 million tonnes sold by Namisa . The Company’s own consumption totaled 1.5 million tonnes.

Considering CSN’s 60% interest in Namisa, sales reached 4.5 million tonnes in 2Q12, 13% down on 1Q12.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$1,143 million in 2Q12, 4% less than in 1Q12, due to the reduction in sales volume.

Cost of goods sold (COGS)

Mining COGS came to R$535 million in 2Q12, 7% down on 1Q12, also chiefly due to the reduction in sales volume.

Adjusted EBITDA

In 2Q12, adjusted EBITDA from mining operations totaled R$607 million, 3% more than in 1Q12, accompanied by an adjusted EBITDA margin of 53%, up by 4 p.p. on 1Q12.

Logistics

Scenario

Railway logistics

Cargo transport by rail continues to consolidate itself in Brazil, having grown by around 88% in the last 15 years, according to the ANTF (National Rail Transport Association), from 253 million tonnes in 1997 to 475 million tonnes in 2011. Iron ore and coal had the best performances, with period growth of 88% each, followed by general cargo, which increased by 76%. Container transported by rail totaled 287 TEUs1 in 2011, 24% up on the previous year, with further growth of 15% expected in 2012.

The rail concessionaires invested R$4.6 billion in 2011, 56% more than in 2010.

1TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

11

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations (considering organized ports and private terminals) handled around 205 million gross tonnes in the first quarter of 2012, 2.2% up year-on-year, with organized ports accounting for 34% of the total handled.

Bulk solids handling totaled 116 million tonnes in 1Q12, 2.6% down on 1Q11, while bulk liquids totaled 55 million tonnes, up by 8.5%. Container handling amounted to 1.9 million TEUs, 8.0% more than in the same period last year.

The private terminals are expected to increase their handling leadership in Brazil’s port sector, given that they will be responsible for R$21 billion of total sector investments of R$30 billion scheduled for the coming years.

The Brazilian ports are expected to be handling 2.2 billion tonnes of cargo per year by 2030.

Analysis of Results

Railway logistics

MRS and Transnordestina’s individual second-quarter results had not yet been announced up to the publication of this release.

In 2Q12, net revenue from railway logistics totaled R$263 million, COGS stood at R$183 million and adjusted EBITDA amounted to R$88 million, accompanied by an EBITDA margin of 34%.

Port logistics

In 2Q12, net revenue from port logistics amounted to R$35 million, COGS totaled R$20 million and adjusted EBITDA stood at R$12 million, with an adjusted EBITDA  margin of 33%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 33 million tonnes in the first half of 2012, 9.3% more than in the same period last year. LTM sales through June totaled 66.7 million tonnes, 8.4% up on the previous 12-month period.

Even though Brazilian economic growth has slowed, the outlook for the construction sector remains positive. The FGV is forecasting a 5.0% upturn in 2012, versus 3.6% in 2011, mainly due to the reduction in interest rates and the extension of mortgage payment periods to 35 years.

Analysis of Results

Cement sales totaled 465 thousand tonnes in 2Q12, net revenue reached R$94 million, COGS amounted to R$79 million and adjusted EBITDA was R$6 million, with an adjusted EBITDA margin of 6%.

Energy

Scenario

Brazilian electricity consumption increased by 4.2% year-on-year in the first half of 2012, led by the commercial and residential segments which recorded respective growth of 7.4% and 5.0%. The slowdown in industrial activity resulted in industrial energy consumption moving up by a modest 1.4% in the semester, while in the second quarter consumption only edged up 0.4% over 1Q12.

Given the current economic scenario and the high level of hydro plant reservoirs, an energy surplus is expected in the coming months, which could reduce contract renewal prices and result in the postponement of new generation projects.

12

Analysis of Results

In 2Q12, net revenue from the energy segment amounted to R$57 million, COGS totaled R$33 million and adjusted EBITDA reached R$23 million, with an adjusted EBITDA margin of 40%.

Capital Market

In 1H12, CSN’s shares presented a devaluation of 20%, versus the 4% downturn recorded by the IBOVESPA in the same period. On the NYSE, CSN’s ADRs fell by 27%, versus the Dow Jones’ 5% appreciation in the semester.

Daily traded volume of CSN’s shares on the BM&FBovespa averaged R$62.6 million in 1H12. On the NYSE, daily traded volume of CSN’s ADRs averaged US$46.2 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q12	2Q12	1H12
N# of shares	1,457,970,108	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	17.22	11.38	11.38
Closing price (US$/share)	9.46	5.67	5.67
Market Capitalization (R$ million)	25,106	16,592	16,592
Market Capitalization (US$ million)	13,792	8,267	8,267
Total return including dividends and interest on equity
CSNA3 (%)	15%	-31%	-20%
SID (%)	16%	-37%	-27%
Ibovespa	14%	-16%	-4%
Dow Jones	8%	-3%	5%
Volume
Average daily (thousand shares)	3,958	3,914	3,936
Average daily (R$ Thousand)	70,391	54,893	62,642
Average daily (thousand ADRs)	5,486	5,078	5,280
Average daily (US$ Thousand)	55,710	36,782	46,170
Source: Economática

13

Webcast – 2Q12 Earnings Presentation

Conference Call in English Wednesday, August 15, 2012 11:00 a.m. – US EST 12:00 p.m. – Brasília time Phone: +1 (412) 317-6776 Conference ID: CSN Webcast: www.csn.com.br/ir	Conference Call in Portuguese Wednesday, August 15, 2012 9:00 a.m. – US EST 10:00 a.m. – Brasília time Phone: +55 (11) 2188-0155 Conference ID: CSN Webcast: www.csn.com.br/ri

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector. CSN recorded consolidated net revenue of R$16.5 billion in 2011.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other revenues and expenses, which are excluded due to their predominantly non-recurring nature. CSN’s management considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)

	2Q11	1Q12	2Q12
Net Revenues	4,323,192	3,895,739	4,136,827
Domestic Market	2,684,080	2,381,595	2,496,615
Foreign Market	1,639,112	1,514,144	1,640,212
Cost of Goods Sold (COGS)	(2,487,472)	(2,752,606)	(2,981,047)
COGS, excluding depreciation	(2,255,382)	(2,476,232)	(2,699,129)
Depreciation allocated to COGS	(232,090)	(276,374)	(281,918)
Gross Profit	1,835,720	1,143,133	1,155,780
Gross Margin (%)	42%	29%	28%
Selling Expenses	(143,983)	(179,005)	(176,472)
General and Administrative Expenses	(150,914)	(127,005)	(141,125)
Depreciation allocated to SG&A	(9,539)	(8,797)	(8,943)
Other operating income (expense), net	604,647	(112,077)	(2,282,700)
Operational Income before financial results	2,135,931	716,249	(1,453,460)
Net Financial Results	(649,664)	(628,161)	(317,938)
Income before social contribution and income taxes	1,486,267	88,088	(1,771,398)
Income Tax e Social Contribution	(349,105)	4,547	722,957
Net Income	1,137,162	92,635	(1,048,441)
Attributed to Controlling Shareholders	1,138,484	110,694	(1,032,360)
Attributed to Non-Controlling Shareholders	(1,322)	(18,059)	(16,081)
Adjusted EBITDA	1,772,913	1,113,497	1,120,101
Adjusted EBITDA Margin (%)	41%	29%	27%

15

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$)

	2Q11	1Q12	2Q12
Net Revenues	2,820,438	2,409,456	2,556,448
Domestic Market	2,460,726	2,187,887	2,255,827
Foreign Market	359,712	221,569	300,621
Cost of Goods Sold (COGS)	(1,862,257)	(1,887,154)	(1,944,371)
COGS, excluding depreciation	(1,670,491)	(1,672,047)	(1,722,998)
Depreciation allocated to COGS	(191,766)	(215,107)	(221,373)
Gross Profit	958,181	522,302	612,077
Gross Margin (%)	34%	22%	24%
Selling Expenses	(95,678)	(66,685)	(77,533)
General and Administrative Expenses	(110,061)	(75,374)	(88,228)
Depreciation allocated to SG&A	(3,165)	(3,496)	(3,514)
Other operating income (expense), net	44,881	(67,671)	(1,434,635)
Equity interest in subsidary	1,128,050	187,566	319,555
Operational Income before financial results	1,922,208	496,642	(672,278)
Net Financial Results	(532,475)	(501,229)	(1,174,465)
Income before social contribution and income taxes	1,389,733	(4,587)	(1,846,743)
Income Tax and Social Contribution	(251,249)	115,281	814,383
Net Income	1,138,484	110,694	(1,032,360)

16

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	06/30/2012	03/31/2012	06/30/2012	03/31/2012
Current Assets	20,365,286	20,854,785	7,665,896	8,084,172
Cash and Cash Equivalents	13,690,478	14,144,014	2,566,569	1,102,902
Trade Accounts Receivable	1,656,540	1,786,777	1,089,788	2,857,155
Other Trade Accounts Receivable	220,560	230,682	747,229	721,126
Inventory	3,693,270	3,648,280	2,835,952	2,818,046
Recoverable Taxes	-	693,954	-	385,748
Intercompany Loans	1,654	1,826	4,452	168,432
Others	1,102,784	349,252	421,906	30,763
Non-Current Assets	27,089,987	27,091,260	37,737,400	37,927,837
Long-Term Assets	5,445,771	4,720,380	4,981,439	3,962,050
Investments	1,218,532	2,507,176	21,684,420	23,102,339
PP&E	19,611,088	19,058,400	11,051,623	10,843,040
Intangible	814,596	805,304	19,918	20,408
TOTAL ASSETS	47,455,273	47,946,045	45,403,296	46,012,009
Current Liabilities	5,674,534	6,748,664	6,256,949	7,370,255
Suppliers	1,517,224	1,334,602	761,812	1,008,907
Taxes and Contributions	225,363	357,125	34,341	154,458
Loans and Financing	2,431,577	2,626,012	3,552,926	3,853,733
Dividends Payable	237,381	1,044,583	239,655	1,046,057
Others	1,262,989	1,386,342	1,668,215	1,307,100
Non-Current Liabilities	33,910,367	32,575,577	31,692,822	30,433,242
Loans, Financing and Debentures	26,863,528	25,783,562	20,127,840	19,222,105
Provisions for contingencies, net judicial deposits	1,294,521	1,145,373	1,992,122	1,515,442
Deferred Income Tax and Social Contribution	162,434	158,870	-	-
Accounts Payable with Subsidiaries	3,084,095	3,094,012		7,818,669
Others	2,505,789	2,393,760	9,572,860	1,877,026
Shareholders' Equity	7,870,372	8,621,804	7,453,525	8,208,512
Capital	4,540,000	1,680,947	4,540,000	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	4,539,075	7,671,620	4,539,075	7,671,620
Retained Earnings	(1,159,644)	(7,496)	(1,159,644)	(7,496)
Other Comprehensive Income	(465,936)	(1,136,589)	(465,936)	(1,136,589)
Non-Controlling Shareholders Interest	416,847	413,292	-	-
TOTAL LIABILITIES AND SHAREHOLERS' EQUITY	47,455,273	47,946,045	45,403,296	46,012,009

17

CASH FLOW
CONSOLIDATED – Corporate Law – (In Thousand of R$)

	2Q11	1Q12	2Q12
Cash Flow from Operating Activities	1,083,590	346,656	306,858
Net income for the period	1,137,162	92,635	(1,048,441)
Foreign exchange and monetary variations, net	(262,993)	29,253	(224,354)
Provision for financial expenses	663,871	595,052	581,366
Depreciation, exhaustion and amortization	245,906	288,389	294,042
Results from sale of securities	(698,164)	-	-
Write-off of permanent assets	-	794	2,606
Impairment of available for sale securities	-	-	2,022,793
Provisions for swap	91,251	-	-
Result from derivative financial instruments	-	27,087	(42,817)
Deferred income taxes and social contribution	347,871	(55,096)	(781,445)
Provisions	37,116	70,731	185,874
Working Capital	(478,430)	(702,189)	(682,766)
Accounts Receivable	25,562	(126,679)	83,827
Inventory	(286,397)	167,058	(67,607)
Receivables from joint subsidiaries	473,977	(38,856)	(33,240)
Suppliers	82,255	(25,359)	159,063
Taxes	(71,785)	18,395	(229,790)
Interest Expenses	(607,009)	(657,918)	(584,173)
Judicial Deposits	3,846	(3,283)	(21,502)
Others	(98,879)	(35,547)	10,656
Cash Flow from Invesment Activities	(30,786)	(1,352,860)	(605,827)
Derivatives	25,759	(121,707)	148,877
Acquisition of Controlled Companies	-	(300,545)	-
Investments	(489,737)	(60,206)	(80,876)
Fixed Assets/Deferred/Intangible	(876,979)	(885,282)	(673,828)
Cash from acquisitions of controlled companies	1,310,171	14,880	-
Cash Flow from Financing Activities	(163,323)	(36,229)	(1,363,180)
Issuances	1,848,501	1,655,728	186,968
Amortizations	(281,291)	(885,006)	(406,688)
Principal payment - acquisition of controlled companies	-	(806,937)	-
Dividends / Interest on equity	(1,856,327)	(14)	(1,199,654)
Payment of Capital - Non-Controlling Shareholders	125,794	-	56,194
Foreign Exchange Variation on Cash and Cash Equivalents	(319,534)	(230,946)	1,208,613
Free Cash Flow	569,947	(1,273,379)	(453,536)

18

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED
SALES VOLUME (thousand tonnes)

	2Q11	1Q12	2Q12
DOMESTIC MARKET	1,119	1,035	1,040
Slabs	4	-	-
Hot Rolled	528	492	483
Cold Rolled	220	193	186
Galvanized	257	250	260
Tin Plate	110	100	111
FOREIGN MARKET	180	287	372
Slabs	-	-	-
Hot Rolled	3	8	5
Cold Rolled	12	11	14
Galvanized	116	110	103
Tin Plate	49	23	40
Steel Profiles	-	135	210
TOTAL MARKET	1,300	1,322	1,412
Slabs	4	-	-
Hot Rolled	531	500	488
Cold Rolled	232	204	200
Galvanized	373	360	363
Tin Plate	159	123	151
Steel Profiles	-	135	210

PARENT COMPANY
SALES VOLUME (thousand tonnes)

	2Q11	1Q12	2Q12
DOMESTIC MARKET	1,159	1,057	1,048
Slabs	4	-	-
Hot Rolled	549	505	491
Cold Rolled	226	197	186
Galvanized	264	256	264
Tin Plate	116	99	107
FOREIGN MARKET	65	27	46
Slabs	-	-	-
Hot Rolled	7	-	1
Cold Rolled	2	-	-
Galvanized	7	4	5
Tin Plate	49	23	40
TOTAL MARKET	1,225	1,084	1,094
Slabs	4	-	-
Hot Rolled	556	505	492
Cold Rolled	228	197	186
Galvanized	272	260	269
Tin Plate	165	122	147

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)

	2Q11	1Q12	2Q12
TOTAL MARKET	1,898	1,806	1,814

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.